ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated November 3, 2009

Reverse Convertibles

 Investment Description

Reverse Convertibles (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (each, an “underlying equity”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying equity at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive shares of the underlying equity at maturity for each Note held that are worth less than your principal. At maturity, you will receive a number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the specified initial price of the underlying equity (the “share delivery amount”) for each of your Notes if both of the following are true: (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date, and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying equity. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies if you hold the securities until maturity. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of UBS.

Features

❑	Income: Regardless of the performance of the underlying equity, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

❑

Tactical Investment Opportunity: If you believe the underlying equity will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying equity. You will not participate in any appreciation of the underlying equity during the observation period.

❑

Contingent Protection Feature: If you hold the Notes to maturity you will receive 100% of your principal, subject to the creditworthiness of UBS AG, unless both of the following are true: (i) the underlying equity closes below the trigger price on any day during the observation period and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. In such case, you will receive the share delivery amount for each of your Notes, which will in all likelihood be worth less than your principal or may have no value at all.

Key Dates*

Trade Date	November 24, 2009
Settlement Date	November 30, 2009
Final Valuation Date	February 24, 2010
Maturity Date	March 1, 2010

*	The Notes are expected to price on or about November 24, 2009 and settle on or about November 30, 2009. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date of each Note will be changed to ensure that the stated term of the Notes remains the same.

 Note Offering

These terms relate to three separate Notes we are offering. Each of the three Notes is linked to the common stock of a specific company, and each of the three Notes has a different coupon rate, initial price, trigger price and share delivery amount. The coupon rate, initial price, trigger price and share delivery amount for each Note will be set on the trade date for such Note. The performance of each Note will not depend on the performance of any other Note.

Underlying Equity	Coupon Rate per Annum*	Initial Price	Trigger Price	Share Delivery Amount**	CUSIP / ISIN	Aggregate Principal Amount
Common Stock of Alcoa Inc.	[16.25]%	$•	75% of Initial Price	•	90261JEW9 / US90261JEW99	$•
Common Stock of Ford Motor Company	[11.50]%	$•	70% of Initial Price	•	90261JEX7 / US90261JEX72	$•
Common Stock of Freeport-McMoRan Copper & Gold Inc.	[16.00]%	$•	75% of Initial Price	•	90261JEY5 / US90261JEY55	$•
*	Paid in arrears in three installments. The actual coupon rate will be determined on the trade date and will be at least equal to the coupon rate set forth herein for each offering of the Notes, respectively.
**	If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date. The share delivery amount, initial price and trigger price are subject to adjustments in the case of certain corporate events described in the accompanying product supplement under “General Terms of the Notes — Antidilution Adjustments.”

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Reverse Convertibles product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the Reverse Convertibles product supplement relating to the Notes for risks related to an investment in the Notes. Your Notes do not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying equity, they will in all likelihood be worth less than your principal or may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying Reverse Convertibles product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Alcoa Inc.	•	$1,000	•	2.00%	•	98.00%
Ford Motor Company	•	$1,000	•	2.00%	•	98.00%
Freeport-McMoRan Copper & Gold Inc.	•	$1,000	•	2.00%	•	98.00%

UBS Securities LLC	UBS Investment Bank

 Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Reverse Convertibles product supplement dated June 16, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000119312509131572/d424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Reverse Convertible Notes” or the “Notes” refer to three different Notes that are offered hereby. Also, references to the “Reverse Convertibles product supplement” mean the UBS product supplement, dated June 16, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$1,000
Term	3 months[1]
Coupon Payment[2]	Coupon paid in three installments based on the coupon rate per annum, regardless of the performance of the underlying equity. The actual coupon rate will be determined on the trade date and will be at least equal to the coupon rate set forth on the cover of this free writing prospectus for each offering of the Notes, respectively.
Trigger Price	A percentage of the initial price of the underlying equity, as specified on the cover of this free writing prospectus.
Share Delivery Amount[3]	A number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the initial price of the underlying equity.
Payment at Maturity (per Note)

➢    We will pay you an amount in cash equal to your principal amount at maturity if either: (i) the closing price of the applicable underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the applicable underlying equity on the final valuation date is equal to or greater than the initial price.[4]

➢    We will deliver to you the share delivery amount (and, if applicable, cash in lieu of fractional shares) at maturity for each Note you own if both of the following are true: (i) the closing price of the applicable underlying equity falls below the trigger price on any trading day during the observation period, and (ii) the closing price of the applicable underlying equity on the final valuation date is less than the initial price.

Each Note is not principal protected. The shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

Closing Price	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading.
Initial Price	The closing price on the trade date of the underlying equity on the principal national securities exchange on which it is listed for trading.
Observation Period	The period starting on the trade date and ending on, and including, the final valuation date.

Determining Payment at Maturity for Each Offering of the Notes

You will receive the share delivery amount (and, if applicable, cash in lieu of fractional shares) for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying Reverse Convertibles product supplement and this free writing prospectus).

♦	If the market price of the underlying equity on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

Your Notes are not principal protected. The shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

[1]

In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

[2]	Coupon payments will be determined on a 30/360 calendar day convention.

[3]

If you receive the share delivery at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date.

[4]	The contingent principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

 Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

♦	You are willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying equity is not likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is not likely to fall below the trigger price at any time during the observation period.

♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying equity.

♦	You are willing to accept the risk of fluctuations in the market price of the underlying equity.

♦	You are willing to invest in the Note based on the anticipated coupon rate (the actual coupon rate will be determined on the trade date).

♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.

♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

♦	You are not willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying equity is likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is likely to fall below the trigger price during the observation period.

♦	You are not willing to accept the risks of owning equities in general and the underlying equity in particular.

♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the ‘‘Key Risks’’ beginning on page 6 of this free writing prospectus for risks related to an investment in the Notes.

 Coupon Payment Dates

The coupon will be paid in arrears in three installments on the coupon payment dates listed below:

December 30, 2009
February 1, 2010
March 1, 2010

 What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying equity. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis of the shares if shares are delivered.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Equities	Coupon Rate per Annum (to be determined on trade date)	Interest on Debt Component per Annum	Put Option Component per Annum
Common Stock of Alcoa Inc.	[16.25]%	•%	•%
Common Stock of Ford Motor Company	[11.50]%	•%	•%
Common Stock of Freeport-McMoRan Copper & Gold Inc.	[16.00]%	•%	•%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Legislation has also been proposed which would require the holders of certain prepaid forward contracts to accrue ordinary income over the term of the contract. Furthermore, it is not possible to determine what guidance or legislation will ultimately be issued or adopted, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor.

 Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning of page PS-11 of the Reverse Convertibles product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦

Risk of loss of contingent protection — Your principal will be protected only if the Notes are held until maturity and either of the following is true: (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price. If the closing price of the underlying equity falls below the trigger price on any trading day during the observation period, the contingent protection feature may be eliminated and you may be fully exposed at maturity to any decline in the market price of the underlying equity. Greater expected volatility with respect to a Note’s underlying equity reflects a higher expectation as of the trade date that such equity could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. An equity’s volatility can change significantly over the term of the Notes. The price of the underlying equity for your Note could fall sharply, which could result in a significant or total loss of principal.

♦

Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

The amount you receive on the Notes at maturity will generally not exceed their stated principal amount — Even though you will be subject to the risk of a decline in the price of the underlying equity, you will generally not participate in any appreciation in the price of the underlying equity. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the underlying equity is less than the trigger price on at least one day during the observation period, (2) the closing price of the underlying equity is less than the initial price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (3) the market price of the underlying equity recovers during the short period between the final valuation date and the maturity date such that the market price of the underlying equity on the maturity date is greater than the initial price.

♦

Single stock risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity and its issuer, such as price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general equity market volatility and levels, interest rates and economic and political conditions.

♦

There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

♦

Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying equity over the term of your Notes. Furthermore, the underlying equity may appreciate substantially during the observation period and you will not participate in such appreciation.

♦

Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity and the expected price volatility of the underlying equity, the dividend rate on the underlying equity, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

♦

Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

Potential UBS impact on market price of underlying equity — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of the Notes.

♦

Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.

♦

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.

♦

Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying equity that may be delivered for certain corporate events affecting the underlying equity, such as stock splits and stock dividends, and certain other actions involving the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying equity that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.

♦

In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying equity — Following certain corporate events relating to the issuer of the respective underlying equity (the “underlying equity issuer”) where such underlying equity issuer is not the surviving entity, the share delivery amount you receive at maturity may be based on the common stock of a successor to the respective underlying equity issuer or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Antidilution Adjustments” and “ — Reorganization Events” beginning on page PS-26 of the Reverse Convertibles product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless (i) the closing price of the underlying equity falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon the occurrence of one or more such events) on any trading day during the observation period and (ii) the closing price of the underlying equity is less than the initial price (as such initial price may be adjusted by the calculation agent upon the occurrence of one or more such events) on the final valuation date.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor about your tax situation.

 Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	3 months
Principal amount:	$1,000 per Note
Coupon rate per annum**:	12% (or $10.00 per period)
Initial price of the underlying equity:	$50 per share
Trigger price:	$35 (70% of the initial price)
Share Delivery Amount:	20 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity***:	0.5%

*	Actual coupon rate and terms for each Note to be set on the trade date.

**	Coupon payments will be paid in arrears in three installments during the term of the Notes on an unadjusted basis.

***	Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Scenario #1: The closing price of the underlying equity never falls below the trigger price of $35 during the observation period.

Since the closing price of the underlying equity did not fall below the trigger price of $35 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying equity if the price appreciation of the underlying equity (plus dividends, if any) is less than 3%.

If the closing price of the underlying equity on the final valuation date is $50 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$30	($10 x 3 = $30)

Total:	$1,030
Total Return on the Notes:	3%

In this example, the total return on the Notes is 3% while the total return on the underlying equity is 0.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $55 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$30	($10 x 3 = $30)

Total:	$1,030
Total Return on the Notes:	3%

In this example, the total return on the Notes is 3% while the total return on the underlying equity is 10.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $42.50 (a decline of 15%):

Payment at Maturity:	$1,000
Coupons :	$30	($10 x 3 = $30)

Total:	$1,030
Total Return on the Notes:	3%

In this example, the total return on the Notes is 3% while the total return on the underlying equity is a loss of 14.5% (including dividends).

Scenario #2: The closing price of the underlying equity falls below the trigger price of $35 during the observation period.

When the closing price of the underlying equity falls below the trigger price of $35 on one or more trading days during the observation period and the closing price of the underlying equity on the final valuation date is (i) less than the initial price, you will receive at maturity the share delivery amount for every Note that you hold or (ii) is equal to or greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold.

If the closing price of the underlying equity on the final valuation date is $22.50 (a decline of 55%):

Value of shares received as of the final valuation date:	$450	($22.50 x 20 = $450)
Coupons :	$30	($10 x 3 = $30)

Total:	$480
Total Return on the Notes:	-52%

In this example, the total return on the Notes (measured as of the final valuation date) is a loss of 52% while the total return on the underlying equity is a loss of 54.5% (including dividends and measured as of the final valuation date). Please note that this example does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

If the closing price of the underlying equity on the final valuation date is $50 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$30	($10 x 3 = $30)

Total:	$1,030
Total Return on the Notes:	3%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was equal to the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 3% while the total return on the underlying equity is 0.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $55 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$30	($10 x 3 = $30)

Total:	$1,030
Total Return on the Notes:	3%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 3% while the total return on the underlying equity is 10.5% (including dividends).

 Hypothetical Return Table of Notes at Maturity

The table below is based on the following assumptions*:

Term:	3 months
Principal amount:	$1,000 per Note
Coupon rate per annum**:	12% (or $10 per period)
Initial price of the underlying equity:	$50 per share
Trigger price:	$35 (70% of the initial price)
Share Delivery Amount:	20 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity***:	0.5%

*	Actual coupon rate and terms for each Note to be set on the trade date.

**	Coupon payment will be paid in arrears in three installments during the term of the Notes on an unadjusted basis.

***	Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Underlying Equity			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Equity Price(3)	Equity Price Return	Total Return on Equity(4)	Cumulative Payment on the Notes	Total Return on the Notes (5)	Cumulative Payment on the Notes(6)	Total Return on the Notes
$75.00	50%	50.50%	$1,030	3%	$1,030	3%
$72.50	45%	45.50%	$1,030	3%	$1,030	3%
$70.00	40%	40.50%	$1,030	3%	$1,030	3%
$67.50	35%	35.50%	$1,030	3%	$1,030	3%
$65.00	30%	30.50%	$1,030	3%	$1,030	3%
$62.50	25%	25.50%	$1,030	3%	$1,030	3%
$60.00	20%	20.50%	$1,030	3%	$1,030	3%
$57.50	15%	15.50%	$1,030	3%	$1,030	3%
$55.00	10%	10.50%	$1,030	3%	$1,030	3%
$52.50	5%	5.50%	$1,030	3%	$1,030	3%
$50.00	0%	0.50%	$1,030	3%	$1,030	3%
$47.50	-5%	-4.50%	$1,030	3%	$980	-2%
$45.00	-10%	-9.50%	$1,030	3%	$930	-7%
$42.50	-15%	-14.50%	$1,030	3%	$880	-12%
$40.00	-20%	-19.50%	$1,030	3%	$830	-17%
$37.50	-25%	-24.50%	$1,030	3%	$780	-22%
$35.00	-30%	-29.50%	$1,030	3%	$730	-27%
$32.50	-35%	-34.50%	n/a	n/a	$680	-32%
$30.00	-40%	-39.50%	n/a	n/a	$630	-37%
$27.50	-45%	-44.50%	n/a	n/a	$580	-42%
$25.00	-50%	-49.50%	n/a	n/a	$530	-47%
$22.50	-55%	-54.50%	n/a	n/a	$480	-52%
$20.00	-60%	-59.50%	n/a	n/a	$430	-57%
$17.50	-65%	-64.50%	n/a	n/a	$380	-62%
$15.00	-70%	-69.50%	n/a	n/a	$330	-67%
(1)	A trigger event does not occur if the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period.

(2)	A trigger event occurs if the closing price of the underlying equity falls below the trigger price on at least one trading day during the observation period.

(3)	The final equity price is the closing price of the underlying equity as of the final valuation date.

(4)	The total return on equity includes a 0.5% cash dividend payment.

(5)	The total return on the Notes includes coupon payments.

(6)	If the closing price of the underlying equity on the final valuation date is less than the initial price, payment at maturity will consist, in part, of shares of the underlying equity. The market price of any shares of the underlying equity that you receive on the maturity date may be higher or lower than the closing price of such shares on the final valuation date. Please note that this hypothetical return table does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

 Information about each Underlying Equity

All disclosures contained in this free writing prospectus regarding each underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying equity contained in this free writing prospectus. You should make your own investigation into each underlying equity.

Included on the following pages is a brief description of the underlying equity issuers of each of the respective underlying equities. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying equities. The information given below is for the four calendar quarters in each of 2005, 2006, 2007 and 2008, where available. Full data is provided for the first, second and third calendar quarters of 2009 and partial data is provided for the fourth calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equities as an indication of future performance.

Each of the underlying equities is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective underlying equity issuers with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective underlying equity issuers under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

 Alcoa Inc.

According to publicly available information, Alcoa Inc. (“Alcoa”) is engaged in the production and management of primary aluminum, fabricated aluminum, and alumina combined. Alcoa’s products are used in aircraft, automobiles, commercial transportation, packaging, building and construction, oil and gas, defense, and industrial applications. Alcoa operates in 35 countries. North America and Europe generated 54% and 26%, respectively, of Alcoa’s sales during the year ended December 31, 2008. In addition, Alcoa has investments and activities in Australia, Brazil, China, Iceland, Guinea and Russia. Alcoa’s operations consist of four worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, and Engineered Products and Solutions. Information filed by Alcoa with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03610, or its CIK Code: 0000004281. Alcoa’s website is http://www.alcoa.com. Alcoa’s common stock is listed on the New York Stock Exchange under the ticker symbol “AA.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Alcoa’s common stock, based on daily closing prices on the primary exchange for Alcoa, as reported by Bloomberg. Alcoa’s closing price on October 30, 2009 was $12.42. The actual initial price will be the closing price of Alcoa’s common stock on the trade date.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
1/3/2005		3/31/2005		$32.12	$28.37	$30.39
4/1/2005		6/30/2005		$31.61	$26.09	$26.13
7/1/2005		9/30/2005		$29.77	$24.01	$24.42
10/3/2005		12/30/2005		$29.65	$22.54	$29.57
1/3/2006		3/31/2006		$32.03	$28.78	$30.56
4/3/2006		6/30/2006		$36.59	$28.95	$32.36
7/3/2006		9/29/2006		$33.55	$27.16	$28.04
10/2/2006		12/29/2006		$31.18	$26.60	$30.01
1/3/2007		3/30/2007		$35.36	$28.48	$33.90
4/2/2007		6/29/2007		$41.88	$33.92	$40.53
7/2/2007		9/28/2007		$47.35	$31.92	$39.12
10/1/2007		12/31/2007		$40.43	$33.90	$36.55
1/2/2008		3/31/2008		$39.12	$28.79	$36.06
4/1/2008		6/30/2008		$44.59	$33.93	$35.62
7/1/2008		9/30/2008		$34.94	$21.38	$22.58
10/1/2008		12/31/2008		$21.27	$6.85	$11.26
1/2/2009		3/31/2009		$12.12	$5.22	$7.34
4/1/2009		6/30/2009		$12.22	$7.60	$10.33
7/1/2009		9/30/2009		$14.47	$9.23	$13.12
10/1/2009	*	10/30/2009	*	$14.36	$11.93	$12.42
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through October 30, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of Alcoa’s common stock from January 29, 1999 through October 30, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on October 30, 2009. The actual trigger price will be based on the closing price of Alcoa’s common stock on the trade date. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 Ford Motor Company

According to publicly available information, Ford Motor Company (“Ford”) is a producer of cars and trucks. Ford also engage in other businesses, including financing vehicles. Ford sells cars and trucks worldwide. Ford’s vehicle brands include Ford, Mercury, Lincoln and Volvo. Substantially all of its cars, trucks and parts are marketed through retail dealers in North America, and through distributors and dealers outside of North America, the substantial majority of which are independently owned. Ford sells cars and trucks to its dealers for sale to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies and governments. Through its dealer network and other channels, Ford also provides retail customers with a range of after-the-sale vehicle services and products through its dealer network, in the areas of maintenance and light repair, heavy repair, collision, vehicle accessories and extended service warranty. Ford also offers a variety of automotive financing products to and through automotive dealers throughout the world. The predominant share of Ford financial services business consists of financing the Ford’s vehicles and supporting its dealers. Information filed by Ford with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03950, or its CIK Code: 0000037996. Ford’s website is http://www.ford.com. Ford’s common stock is listed on the New York Stock Exchange under the ticker symbol “F.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Ford’s common stock, based on daily closing prices on the primary exchange for Ford, as reported by Bloomberg. Ford’s closing price on October 30, 2009 was $7.00. The actual initial price will be the closing price of Ford’s common stock on the trade date.

Quarter Begin	Quarter End		Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005		$14.71	$10.99	$11.33
4/1/2005	6/30/2005		$11.37	$9.11	$10.24
7/1/2005	9/30/2005		$11.00	$9.66	$9.86
10/3/2005	12/30/2005		$9.89	$7.66	$7.72
1/3/2006	3/31/2006		$8.93	$7.55	$7.96
4/3/2006	6/30/2006		$7.95	$6.36	$6.93
7/3/2006	9/29/2006		$9.19	$6.19	$8.09
10/2/2006	12/29/2006		$9.03	$6.88	$7.51
1/3/2007	3/30/2007		$8.73	$7.51	$7.89
4/2/2007	6/29/2007		$9.49	$7.74	$9.42
7/2/2007	9/28/2007		$9.64	$7.50	$8.49
10/1/2007	12/31/2007		$9.20	$6.70	$6.73
1/2/2008	3/31/2008		$6.85	$5.11	$5.72
4/1/2008	6/30/2008		$8.48	$4.81	$4.81
7/1/2008	9/30/2008		$6.03	$4.17	$5.20
10/1/2008	12/31/2008		$4.55	$1.26	$2.29
1/2/2009	3/31/2009		$2.94	$1.58	$2.63
4/1/2009	6/30/2009		$6.41	$2.74	$6.07
7/1/2009	9/30/2009		$8.44	$5.35	$7.21
10/1/2009*	10/30/2009	*	$7.78	$6.84	$7.00
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through October 30, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of Ford’s common stock from January 29, 1999 through October 30, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 70% of the closing price on October 30, 2009. The actual trigger price will be based on the closing price of Ford’s common stock on the trade date. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

  Freeport-McMoRan Copper & Gold Inc.

According to publicly available information, Freeport-McMoRan Copper & Gold, Inc. (“Freeport”), through its wholly owned subsidiary, Phelps Dodge Corporation (Phelps Dodge), is a copper, gold and molybdenum mining company. Freeport’s portfolio of assets includes the Grasberg minerals district in Indonesia, which contains single recoverable copper reserve and the single gold reserve of any mine; significant mining operations in North and South America, and the Tenke Fungurume development project in the Democratic Republic of Congo (DRC). As of December 31, 2008, consolidated recoverable proven and probable reserves totaled 102.0 billion pounds of copper, 40 million ounces of gold, 2.48 billion pounds of molybdenum, 266.6 million ounces of silver and 0.7 billion pounds of cobalt. Approximately 35% of its copper reserves were in Indonesia, approximately 31% were in South America, approximately 28% were in North America and approximately 6% were in Africa. Information filed by Freeport with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-9916, or its CIK Code: 0000831259. Freeport’s website is http://www.fcx.com. Freeport’s common stock is listed on the New York Stock Exchange under the ticker symbol “FCX.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Freeport’s common stock, based on daily closing prices on the primary exchange for Freeport, as reported by Bloomberg. Freeport’s closing price on October 30, 2009 was $73.36. The actual initial price will be the closing price of Freeport’s common stock on the trade date.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
1/3/2005		3/31/2005		$39.67	$32.00	$36.37
4/1/2005		6/30/2005		$36.74	$29.44	$34.38
7/1/2005		9/30/2005		$45.48	$34.83	$45.13
10/3/2005		12/30/2005		$51.69	$41.81	$50.43
1/3/2006		3/31/2006		$60.28	$45.32	$56.59
4/3/2006		6/30/2006		$68.25	$42.09	$53.30
7/3/2006		9/29/2006		$59.25	$48.58	$51.96
10/2/2006		12/29/2006		$61.33	$47.84	$55.73
1/3/2007		3/30/2007		$66.19	$50.49	$66.19
4/2/2007		6/29/2007		$84.42	$66.73	$82.82
7/2/2007		9/28/2007		$108.67	$73.07	$104.89
10/1/2007		12/31/2007		$117.86	$89.28	$102.44
1/2/2008		3/31/2008		$106.57	$77.15	$96.22
4/1/2008		6/30/2008		$125.86	$97.63	$117.19
7/1/2008		9/30/2008		$115.55	$53.22	$56.85
10/1/2008		12/31/2008		$52.96	$16.80	$24.44
1/2/2009		3/31/2009		$43.05	$22.14	$38.11
4/1/2009		6/30/2009		$60.42	$38.27	$50.11
7/1/2009		9/30/2009		$73.15	$45.00	$68.61
10/1/2009	*	10/30/2009	*	$82.98	$65.40	$73.36
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through October 30, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of Freeport’s common stock from January 29, 1999 through October 30, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on October 30, 2009. The actual trigger price will be based on the closing price of Freeport’s common stock on the trade date. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2009 (unaudited)	CHF	USD
	(in millions)

Debt
Debt issued(1)	264,114	244,158

Total Debt	264,114	244,158
Minority Interest(2)	8,011	7,378
Shareholders’ equity	33,545	30,894

Total capitalization	306,670	282,429

(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position

(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.92095 (the exchange rate in effect as of June 30, 2009).

 Supplemental Plan of Distribution

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC intends to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this free writing prospectus.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.